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                               October 13, 2023

       John S. Hogan
       Chief Financial Officer
       Whitestone REIT
       2600 South Gessner, Suite 500
       Houston, Texas 77063

                                                        Re: Whitestone REIT
                                                            Form 10-K for the
fiscal year ended December 31, 2022
                                                            Filed on March 8,
2023
                                                            Form 8-K filed
August 1, 2023
                                                            File Nos. 001-34855

       Dear John S. Hogan:

                                                        We have reviewed your
filings and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K for the fiscal year ended December 31, 2022

       Schedule III - Real Estate and Accumulated Depreciation, page F-44

   1. Please tell us how you complied with footnote 4 to Rule 12-28 of Regulation S-X, or tell us how you determined
it was not necessary to furnish a reconciliation for the
                                                        accumulated
depreciation for each of the years in the three year period ended December
                                                        31, 2022, similar to
the reconciliations of total real estate carrying value as presented on page F-47.
       Form 8-K filed on August 1, 2023

       2023 Full Year Guidance, page 2

   2. In your earnings releases and accompanying presentation materials furnished as exhibits to Item 2.02 Forms 8-K
for the period ended June 30, 2023, you disclose Full Year
                                                        2023 Guidance for your
Net Debt to EBITDAre ratio without providing a reconciliation to the most directly
related GAAP measure. In future filings, please include such
 John S. Hogan
Whitestone REIT
October 13, 2023
Page 2
         reconciliation or, alternatively, provide a statement that the information could not be presented without unreasonable effort. Refer to Instruction 2 to Item
2.02 of Form 8-K,
         Item 10(e)(1)(i)(B) of Regulation S-K and Questions 102.10(a) and 102.10(b) of the
         C&DIs for Non-GAAP Financial Measures.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Ameen Hamady at 202-551-3891 or Isaac Esquivel at 202-551-3395 if you
have questions regarding comments on the financial statements and related matters.



FirstName LastNameJohn S. Hogan                               Sincerely,
Comapany NameWhitestone REIT
                                                              Division of
Corporation Finance
October 13, 2023 Page 2                                       Office of Real
Estate & Construction
FirstName LastName